Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington,  D.C. 20549

United States of America

April 20, 2017

RE:Chugach Electric Association, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 27, 2017

File No. 033-42125

Dear Ms. Thompson,

We refer to your comment letter dated April 19, 2017, requesting further information in relation to the above Form 10-K, filed on March 27, 2017.

Attached please find our response to your comment letter.

We acknowledge that Chugach Electric Association, Inc. is responsible for the accuracy and adequacy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are appreciated and we look forward to receiving your confirmation that our response meets your requirements.

Very Truly Yours,

/s/ Sherri L. Highers

Sherri L. Highers

Chief Financial Officer

Chugach Electric Association, Inc.

5601 Electron Dr.

Anchorage,  AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016

Item 8 – Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 41

1.

Please confirm to us that you received an audit opinion from your independent accountant that indicated the city and state in which the report was issued, and tell us that city and state.  As required by Rule 2-02(a) of Regulation S-X, please ensure the audit reports contained in your future filings indicate the city and state in which the report was issued.

The Company confirms we received an audit opinion from our independent accountant indicating the city and state in which the report was issued - Anchorage, Alaska.  The city and state were reflected in the letterhead to the audit opinion, however, the letterhead was inadvertently omitted from the EDGAR filing.  The audit opinion letter we received from our independent accountant is attached.  In our future filings, we will ensure the audit reports contained therein indicate the city and state in which the report is issued.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Chugach Electric Association, Inc.

We have audited the accompanying consolidated balance sheets of Chugach Electric Association, Inc. and subsidiary as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equities and margins, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chugach Electric Association, Inc. and subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

March 24, 2017